
PETROFUNDERS
PetroFunders will be the online marketplace for investing in the oil & gas industry.
December 2020

Problem: Oil & Gas Industry Is Outdated

Raising capital is difficult for small oil & gas companies seeking <$25 Million.

Equity Crowdfunding has not entered the oil & gas sector to serve small U.S. companies.

No easy way for investors to access tailored investment products in the oil & gas market.

The Solution

Platform

An online platform where users can access oil & gas investment products

Transparency

Simplified terms makes navigating oil & gas investing easier for all users

Reduced Risk

Over 100 years of industry experience allows users to invest with confidence

ESG Standards

Environmental Social and Governance standards cater to the socially conscious investor

How It Works For Investors

1. **Explore Offerings**
2. **Review Deal Terms**
3. **Select Investment**
4. **Collect Checks**

Investment Products

Investment Product Types	Royalty Fund	Well Repair Fund	Development Fund	Acquisition Fund
Probability of: ● Risk of Loss ● Annual Cash Return ● Annual IRR				
Risk				
Annual Cash Return	$$$$ Low	$$$$ High	$$$$ Low	$$$$ Delayed
Diversification	High	High	Medium	Low
Target IRR	$$$$ Medium	$$$$ Medium	$$$$ High	$$$$ Highest
Product Timeline	Q1 2021	Q42021	Series A	Series A

Business **Model**

Fund Products – Revenue

- Annual Management Fee
- Revenue Share
- Investment alongside our investors for alignment


PetroFunders
Economic
Alignment
Investors
Fund
Products
$$$
PetroFunders Platform
+
Fund Management
$$$
Fee
Returns

Traction: Progress To Date

- Online crowdfunding platform built
- Corporate structure finalized with 5 entities
- 6 Core team members + 3 Advisors
- First offering on platform
  - Raised $1.91 Million for first offering
  - 15 Investors
  - Final due diligence of legal terms prompted us to halt the deal and refund all investor.

CrowdFunding Validation

Commercial Real Estate (CRE)

- 40+ Active CRE Crowdfunding Platforms
- As of 2018, US Real Estate crowdfunding market is ~$8 Billion
- Multiple $1+ Billion Valuations
- Minimum buy-ins ranging from $1,000 to $250,000

CrowdFunding Industry – July 2020

- Highest month of new offerings with 128 new offerings – a 137% increase YOY
- Highest month of investor commitments at $23.2 million
- Highest month of investors with more than 40,000

PetroFunders Advantage

Technical Expertise

Allows us to build elite vetting processes to manage deal flow

Regulatory Proficiency

Partnership with expert law firm enables our ability to quickly scale up

Proprietary Network

Gives us unique access to off market deal flow

Investment Products

Industry experience powers our product development for companies & investors

Market **Size**

TAM: $75 Billion

Capital requirements for target U.S. oil & gas companies over the next five years.



SAM: $23 Billion

Our target companies expect the equity market to address 31% of their capital needs.

SOM: $1.5 Billion

Available market share for alternative equity financing over the next five years.

Sources

S&P Global Market Intelligence

IHS Markit

Haynes and Boone Borrowing Base Survey Spring 2020

Market Opportunity


Price of Oil
90
80
70
60
50
40
30
20
10
0
2014
2015
2016
2017
2018
2019
2020
Historically low oil prices – COVID19
Acquire assets at discount
Receive income distributions
Sell Assets at market value

Buy Low ⟶ Sell High

Limited Competition

Alternative financing is needed

HYPOTHETICAL EVENTS

★ Current position in oil & gas market

Team: 100 Years of Industry Experience



Maurice Dukes

Co-Founder, Chief Executive Officer

- Reservoir engineer with expertise in most major US fields
- Previously held corporate engineering positions for Caerus Oil & Gas in addition to prior roles with QEP Resources
- B.S. in Petroleum Engineering from University of Oklahoma



Ryan Werking

Co-Founder, Chief Operating Officer

- Founded engineering consulting company working with US and international oil companies
- Assisted with the 2nd edition of college textbook Oil and Gas Property Evaluations
- B.S. in Petroleum Engineering from Colorado School of Mines



Stephen Gornick

- 30+ years of oil and gas experience
- Directing operations and evaluating oil and gas reservoirs in North America since 1990
- B.S. in Petroleum Engineering | MS in Economics from Colorado School of Mines.



Scott Sloan

- 30+ years of oil and gas experience
- Former President of BP Russia with numerous CFO and CEO roles, deep knowledge in upstream A&D processes
- Colgate University with BA in Economics (Honors) | MBA from the University of Chicago.

Advisory Board



Gaurdie Banister Jr.

- Director at Tyson Foods
- Former Board member of Marathon Oil
- Former President & CEO of Aera Energy LLC



Steve Coombs

- President at Patriot Resources & Turnkey Abandonment Solutions
- Board member of the California Independent Petroleum Association (CIPA)
- Partner at Reverse Engineering LTD



John D. Wright, PhD, PE

- Former Principal in multiple independent oil companies
- Former Board of Director of the Society of Petroleum Evaluation Engineers
- Author of Oil & Gas Property Evaluation



Use of Funds

★ Raising $1,067,191 during this seed round

Post-money Valuation: $12,500,000


Use of Funds - Detail
Q4 2020 - Q4 2021
NETCAPITAL FEE, $52,291
PRODUCT EXPENSES, $244,500
ADVISORY & PROF. SERVICES, $347,000
STAFFING, $125,000
INSURANCE, $32,000
MARKETING & GROWTH, $118,500
OTHER EXPENSES, $70,400
TECH SUPPORT & SERVICES, $77,500



Ryan Werking
Co-Founder
Chief Operating Officer

Maurice Dukes
Co-Founder
Chief Executive Officer

- Met in college, while taking a class for evaluating oil and gas deals.
- After college, they covered a range of experiences in entrepreneurship, public & private equity backed oil & gas companies.
- While experiencing private placements in oil and gas, they noticed major opportunity to bring crowdfunding to an underserved oil & gas market.